Green SEA Resources Inc.

130 Adelaide Street West

Suite 3303

Toronto, ON M5H 3P5

Tel: (416) 365-2783

November 17, 2011

BY EDGAR, EMAIL AND FEDEX

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Natural Resources USA Corporation
Amendment No. 1 to Schedule 13E-3 filed by Green Sea
Resources Inc. and GSR Acquisition Corp.
Filed October 21, 2011
File No. 5-52031

Dear Ms. Duru:

On behalf of Green SEA Resources Inc. and GSR Acquisition Corp. (together, the “Filing Persons”), the undersigned has set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to the undersigned, dated November 1, 2011 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in bold with the response of the Filing Persons immediately following each bolded comment.

Concurrently with the delivery of this letter, the Filing Persons are filing Amendment No. 2 to the Schedule 13E-3 of even date herewith (the “Schedule 13E-3/A”), containing the revisions described in this letter as well as certain other updated information. For your convenience, we are providing supplementally a courtesy copy of the Schedule 13E-3/A, marked to show all changes from the Amendment No. 1 to Schedule 13E-3 filed October 21, 2011. Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Schedule 13E-3/A.

Ms. Mellissa Campbell Duru

November 17, 2011

Schedule 13E-3/A

Item 13

1.	Please be mindful of the need to update the financial statements included in the transaction statement to reflect material changes, inclusive of updated interim financial information required to be filed for the fiscal quarter ended September 30, 2011.

NRUC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 was filed with the Commission on November 14, 2011. The Schedule 13E-3/A has been revised, including the Selected Financial Data beginning on page 30, and the financial statements incorporated by reference on page 38, of Exhibit (a)(1) to the Schedule 13E-3/A (the “Revised Transaction Statement”), providing the financial statements required by Item 13 of Schedule 13E-3 and Item 1010 of Regulation M-A.

Alternatives, page 12

2.	We reissue prior comment 13. Please provide additional context to the filing persons’ conclusory statements regarding the reasons for rejection of the alternatives. If, as the filing persons assert, costs were key factors that led to the rejection of an alternative, then the relative costs should be discussed in greater detail. Refer generally to Item 1013(b) of Regulation M-A, inclusive of Instruction 1 thereto.

The Schedule 13E-3 has been revised on page 12 of the Revised Transaction Statement to provide further context to the reasons for rejection of the alternatives, including the inclusion of additional disclosure concerning the relative costs of the alternatives.

Fairness of the Short-Form Merger, page 15

3.	We reissue prior comment 18. The filing persons have concurred but do not appear to have adopted the analysis of CF&Co as a means of addressing the factors listed in Instruction 2 to Item 1014. Please revise the disclosure to clarify whether the filing persons have adopted the analyses set forth by the financial advisor or revise to address each of the factors listed.

The Schedule 13E-3 has been revised on pages 15 and 16 of the Revised Transaction Statement to clarify that the Filing Persons have adopted the analyses of CF&Co.

4.	As done in your response to prior comment 21, please supplement your discussion on fairness to disclose why the NRUC board considers the CF&Co valuation of the water rights to be consistent with past NRUC disclosures regarding the future value of its water rights.

Ms. Mellissa Campbell Duru

November 17, 2011

The Schedule 13E-3 has been revised on page 18 of the Revised Transaction Statement to disclose that each of the Filing Persons considers the CF&Co valuation of the water rights to be consistent with past NRUC disclosures regarding the future value of its water rights because the value is subject to a number of risks that should be appropriately discounted, including the risk that such rights are not currently saleable. The CF&Co valuation discounted the value of the water rights to reflect what a buyer might pay to acquire the assets today based upon the small number of potential buyers available and political, legal, environmental and technical issues relating to the oil shale industry, and the difficulties and uncertainties inherent in concluding such a sale.

5.	We note your response to prior comment 28 and reissue the comment in its entirety. As the filing persons are aware, all material information provided to the financial advisor by management and used by the financial advisor in formulating its fairness opinion should be summarized in the filing. On page 6, you disclose that the financial advisor relied on “material prepared by NRUC, GSR and Sentient, including financial data, cash flow models, market projections and other information concerning NRUC’s assets and the industries within which they operate. . . .” CF&Co makes reference to reliance on 2030 projected earnings before interest, taxes, depreciation and amortization on page 23, yet the actual projections are not included. Similarly, the implied values disclosed on page 25 also appear to have been based in part on NSI management forecasts provided to CF&Co. Disclosure of the projections appears to be material to a shareholder’s understanding of (1) CF&Co’s fairness opinion and (ii) the filing parties’ consideration of such opinion in their ultimate determination that the transaction is fair to unaffiliated security holders. Please disclose all projections, including (i) the approximate date on which such information was provided and/or last updated by management of NRUC, GSR and/or Sentient and (ii) the key business and economic assumptions underlying the projections.

The Schedule 13E-3 has been revised beginning on page 28 of the Revised Transaction Statement to disclose all projections provided by management of NRUC, NSI and Green SEA Resources Inc. that were relied upon and used by CF&Co to evaluate the merger and going-private transaction and in formulating its fairness opinion, including the approximate date on which such information was provided to CF&Co and the key business and economic assumptions underlying the projections. We understand from CF&Co that the projections prepared by NRUC, NSI and Green SEA Resources Inc. that were provided to, relied upon and used by CF&Co in its Valuation Report and Fairness Opinion included estimates of the fiscal years ending December 31, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019 and 2020 of tons sold, operating costs, General and Administrative costs, and capital costs.

The Schedule 13E-3 has been further revised on page 23 of the Revised Transaction Statement to clarify that CF&Co received certain materials prepared by NRUC, Green SEA Resources Inc., NSI and The Sentient Group management that it took into consideration in determining, calculating, and applying its financial model. For example, the projected 2030 earnings before interest, taxes, depreciation and amortization were not provided by NRUC, NSI, Green SEA Resources Inc. or The Sentient Group management but were calculated by CF&Co

Ms. Mellissa Campbell Duru

November 17, 2011

based in part on information provided by those parties in order to determine an appropriate estimate.

Selected Financial Data, page 29

6.	We partially reissue prior comment 34. We were unable to locate in your disclosure the ratio of earnings to fixed charges and book value per share data for the specified periods.

The Schedule 13E-3 has been revised beginning on page 30 of the Revised Transaction Statement reflecting all of the information required by Item 1010(c) of Regulation M-A for the requisite periods, including the ratio of earnings to fixed charges and book value per share data for the specified periods.

*        *        *

In connection with this response to the Staff’s comment letter, the Filing Persons acknowledge the following:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Filing Persons may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Schedule 13E-3/A or these responses, please feel free to contact me at (416) 649-9283. In addition, you may direct correspondence to me by facsimile at (416) 867-9384.

Sincerely,

/s/ D’Arcy Doherty

D’Arcy Doherty Vice President, Legal & General Counsel Green SEA Resources Inc.

cc:	Thomas M. Rose
Troutman Sanders LLP